FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-10378

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures
Exhibit Index
EX-99.1 NOTICE OF SUCCESSOR DEPOSITARY & AMENDMENT & TERMINATION OF DEPOSIT AGREEMENT
EX-99.2 NOTICE TO REGISTERED HOLDERS OF ADR
EX-99.3 INFORMATION BOOKLET

The materials set forth on Exhibits 99.1, 99.2 and 99.3 have each been mailed to registered holders of Aventis ADSs by The Bank of New York, as depositary.

Exhibits 99.1, 99.2 and 99.3 are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Notice of Successor Depositary and Amendment and Termination of Deposit Agreement, dated October 28, 2004
Exhibit 99.2	Notice to Registered Holders of American Depositary Receipts, dated November 8, 2004, relating to Extraordinary General Meeting of Shareholders to be held on December 13, 2004
Exhibit 99.3	Information Booklet enclosed with Notice to Registered Holders of American Depositary Receipts

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)
Date: November 15, 2004	By:	/s/ Jean-Claude Leroy
		Name:	Jean-Claude Leroy
		Title:	Member of the Management Board and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Notice of Successor Depositary and Amendment and Termination of Deposit Agreement, dated October 28, 2004
Exhibit 99.2	Notice to Registered Holders of American Depositary Receipts, dated November 8, 2004, relating to Extraordinary General Meeting of Shareholders to be held on December 13, 2004
Exhibit 99.3	Information Booklet enclosed with Notice to Registered Holders of American Depositary Receipts